Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a preliminary prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by holders located in the United States and for Endesa ADSs held by holders wherever located. At the appropriate time, Gas Natural will file a Statement on Schedule TO with the SEC. Holders of Endesa ADSs and U.S. holders of Endesa ordinary shares are urged to read the registration statement, the preliminary U.S. prospectus and the related exchange offer materials, the final U.S. prospectus and Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of the registration statement, the preliminary U.S. prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Gas Natural or its duly designated agent.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*     *     *

The following is a press release issued by Gas Natural SDG, S.A. relating to its 2005 results.

Communications Management
gasNatural

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

2005 FISCAL YEAR RESULTS

GAS NATURAL’S NET PROFIT ROSE 16.7%

FOR A TOTAL OF 749.2 MILLION EUROS

•	Consolidated EBITDA continued its upward trend and increased 13.7%, to 1,518.8 million euros, resulting from electricity activities in Spain and gas distribution in Latin America.

•	Gas Natural will raise its 2005 fiscal year dividend by 18.3%.

•	Gas distribution in Latin America maintained significant growth and reached an EBITDA of 316.7 million euros, 39% higher than last year.

•	The EBITDA from Spanish electricity activity (power generation and commercialization) was 89.8 million euros, doubling the prior year figure.

•	The company attained 10.2 million gas distribution points of supply, incorporating 615,000 new points of supply in 2005, which represents a 6.4% increase.

•	Material investment rose 18.9% in 2005, to 1,125.4 million euros, due to the boost in investment in Spanish electricity generation, reflecting 39.6% of the total.

GAS NATURAL’s net profit rose to 749.2 million euros in fiscal year 2005, an increase of 16.7% in relation to the prior year.

Net business volume totaled 8,526.6 million euros in 2005, a figure that is 36.1% higher than in 2004, due to the increase in general business activity and particularly due to the growth in gas supply, as a result of heavier consumption and the environment of high natural gas prices. In addition, increased electricity activity in Spain and business momentum in Latin America also contributed to growth.

GAS NATURAL’s EBITDA in 2005 was 1,518.8 million euros, with an increase of 13.7% over the prior year. The gas distribution activity as a whole (Spain, Latin America and Italy) represented 73.9%, while the gas distribution activity in Spain accounted for 51.2% of total EBITDA. The EBITDA of electricity activities in Spain represented 5.9% of the total figure.

GAS NATURAL’s financial expenditures in 2005 were 221.2 million euros, compared to 153.6 million euros in 2004, the result of higher cost due to a rise in net financial debt, basically due to acquisitions carried out in the second half of the prior year (additional stakes in CEG and CEG Río, Grupo Smedigas, Grupo Nettis and wind power companies), the acquisition of DERSA in April 2005, and the inclusion of its debt into that of the Group.

GAS NATURAL investments in 2005 totaled 1,483.7 million euros, of which 1,125.4 million euros represented material investment, which grew 18.9%, essentially due to the Company’s solid advances in its electricity generation plans, through combined cycle systems, and to the continued development of the gas distribution activity.

Dividend of 376.1 million euros in 2005

The Board of Directors of GAS NATURAL intends to propose to the Ordinary General Shareholders’ Meeting that the dividend be increased by 18.3%, paying a total of 0.84 gross euros per share out of the 2005 fiscal year results, of which 0.31 euros were already paid in January of this year.

The additional dividend planned by GAS NATURAL is, therefore, 0.53 euros per share, in accordance with the total number of shares currently in circulation, which will be paid in July. This amount indicates an 20.5% increase over the dividend paid in July 2005.

This will mean allocating a total of 376.1 million euros to dividend distribution. Likewise, this dividend implies a return of 3.55%, taking as a reference a market price of 23.66 euros, corresponding to the closing price on December 31, 2005.

Distribution in Spain

The EBITDA from the gas distribution business in Spain was 777.8 million euros, 7.7% more than in 2004, in line with the increase in regulated compensation for 2005.

Sales in the regulated gas business in Spain, which combines gas distribution and commercialization at rate and third party network access services (ATR), totaled 254,774 GWh, an 11.3% increase over the prior year.

Third party distribution network access services (ATR) grew by 14.7% and totaled 203,653 GWh, of which 93,327 GWh pertained to services to third parties and the remaining 110,326 GWh to GAS NATURAL as the principal operator also in the liberalized market.

The distribution network grew close to 2,100 kilometers during 2005, and totaled 39,611 kilometers at December 31, reflecting an interannual increase of 5.5%.

At December 31, 2005, the number of gas distribution customers in Spain was 5,134,000, an additional 6.8%, with an increase of 325,000 during the year.

Distribution in Latin America

The EBITDA of gas distribution in Latin America (Argentina, Brazil, Colombia and México) was 316.7 million euros, a 39% increase.

Gas activity sales in Latin America, which combines gas sales and third party network access services (ATR), totaled 165,408 GWh, 6.5% higher than in 2004. By country, increases in Brazil and Colombia were prominent, 16.2% and 14.9 respectively, and by market, automotive gas sales in the four countries, with an overall increase of 16.6%.

The distribution network was enlarged by 2,643 kilometers in 2005, totaling 56,763 kilometers at December 31, with an interannual increase of 4.9%.

The number of gas distribution customers in Latin America was 4,757,000 at December 31, 2005, with an interannual growth of 253,000 distribution customers.

Principal physical volume by country

	Argentina	Brazil	Colombia	Mexico	Total

Sales from gas activity (GWh):	69,359	43,280	11,197	41,572	165,408
Increase vs. 2004 (%)	3.7	1.2	14.9	0.3	6.5

Distribution network (Km at 12/31/05)	21,237	5,005	15,488	15,033	56,763
Increase vs. 12/31/04 (Km)	307	769	832	735	2,643

Distribution customers, in thousands 12/31/05)	1,289	745	1,614	1,109	4,757
Increase vs. 12/31/04, in thousands	32	54	119	48	253

Argentina strengthened its business recovery in 2005, with a net increase of 32,000 gas distribution customers compared with the 27,000 increase in 2004, and a 3.7% rise in gas sales, notable among which is the 6.2% increase in the domestic commercial market, with an improved unitary margin. Gas sales overcame their descent of 10.1% in the first half of the year, to rise 10.7% in the second half, which amounted to an annual increase of 0.6%.

In Brazil, the number of gas distribution customers has grown since the company has been operating in that country. Sales continued to rise by double digits, as in 2004, and reached 16.2%. By market, there was significant growth in electricity generation sales, due to reduced hydraulic use, and in the automotive market, a large surge in the southern region of Sao Paulo.

Colombia kept up its strong growth momentum, with double-digit rates, helped by the country’s economic recovery. Sales rose 14.9% and the number of distribution customers grew by more than 119,000 to reach 1,614,000. In 2005, the monthly record of gas conversion vehicles was achieved with 1,900 conversions.

México slightly exceeded recorded sales in 2004, despite a significant increase in the cost of gas which is referenced to prices in southern United States. The Mexican Federal Government is implementing measures to mitigate this effect, such as offering subsidies to certain residential customers, which can lower bills by 28%.

Distribution in Italy

The EBITDA of gas distribution operations in Italy was 27.3 million euros, up 14.2% from the prior year.

Gas distribution activity in Italy was 2,730 GWh in 2005, with a notable increase from the prior year, owing to the consolidation of Italian operations, following the acquisition of the Smedigas and Nettis groups in the second half of 2004.

Commercial activity enabled the number of distribution customers to rise by 36,000, with significant activity in the regions of Palermo, Catania and Reggio Calabria. At December 31, 2005, GAS NATURAL had 288,000 distribution customers in Italy, a figure that the company plans to increase with 39,000 new distribution customers throughout 2006.

Electricity in Spain

The EBITDA of the electricity activity in Spain grew to 89.8 million euros in 2005, doubling the prior year figures. This is due to the fact that GAS NATURAL now manages 15 production units on the special system in the wholesale market, and because, throughout 2005, electricity generation continued to benefit from high pool prices, with an accumulated average for the year exceeding 55.73 euros/MWh.

Energy generated and sold largely to the wholesale market totaled 8,904 GWh in 2005, a 53.5% increase over the prior year.

Combined cycle electricity generation was 8,234 GWh. This generated power, measured in plant bars, represented a coverage ratio of 118% on electricity marketed by GAS NATURAL. GAS NATURAL’s accumulated share in the electricity generation market, in the ordinary system, was 4% in 2005.

Electricity marketing activity in the liberalized market continues to be penalized by elevated fourth quarter prices, higher than in previous quarters, having to compete with the slightly lower reference rate. Therefore, many marketers began to optimize their customer portfolio in the liberalized market, and to that effect, GAS NATURAL’s electricity contracts portfolio, went from 4,942 GWh/year to 1,688 GWh/year, a reduction process that was accentuated in the fourth quarter.

Electricity marketing sales activities grew 41.3% with respect to 2004. The largest increase was in the residential market, where GAS NATURAL has more than 475,000 customers. GAS NATURAL’s share in the liberalized electricity market, to December 2005, was about 7.4%.

Electricity in Puerto Rico

The EBITDA of GAS NATURAL’s activities in Puerto Rico totaled 76.9 million dollars, in local currency, 16.3% more than in 2004.

Net power generated by EcoEléctrica was 3,134 GWh (power attributable to GAS NATURAL was 1,562 GWh) with a load factor exceeding 70%, a notable improvement over the 66% recorded in 2004.

Gas supply: up+midstream

The 2005 fiscal year EBITDA was 175.6 million euros, 21.6% over the prior year, despite reduced use of the fleet of methane transport ships (78% versus 90% in 2004), which has offset, in part, the major economic contribution of the Magreb-Europ gas pipeline, due to larger volumes transported by the recent capacity expansion.

The gas transportation activity in Morocco, through the EMPL and Metragaz companies, represented a total volume of 145,923 GWh, 26.2% more than in 2004, the result of the above-mentioned capacity expansion. Of total volume, 110,636 GWh were transported, through the Sagane company, for GAS NATURAL and 35,287 GWh for the Portuguese company, Transgas.

The integrated Gassi Touil project, which GAS NATURAL is developing jointly with Repsol YPF, continues to make progress, and the investment already made in the project totals 11.4 million euros.

Gas supply: wholesale and retail

The EBITDA of the gas supply activity was 61.2 million euros, compared to 107 million euros in the prior year. Notwithstanding, the publication in October 2005 of the Ministerial Order recognizing the extra cost incurred in the supply of gas to the regulated market and the application of a new trade policy allowed the last quarter EBITDA to rise by 68.6% with respect to the prior quarter.

Total supply and marketing for GAS NATURAL was 317,555 GWh, a 10.2% increase over 2004, of which 271,880 GWh were destined for the Spanish market (+11.7%) and the remaining 45,675 GWh to foreign markets (+2.5%).

Supply of gas to the regulated market (supply to Enagás which, combined with the inventory management which it carries out, it allocates to gas distribution companies, to GAS NATURAL as well as to third parties) totaled 59,983 GWh, 2.2% less than 2004. This slight reduction occurred despite the increased liberalization of the market and due basically to the use of the regulated market as a haven for certain thermal plants and industrial customers that abandoned the liberalized market.

Sales in the liberalized market were 211,895 GWh, an increase of 16,3% over 2004. Of these sales, 165,197 GWh were marketed to final customers by GAS NATURAL and were principally earmarked for the industrial market, in addition to the supply to combined cycle plants and the residential market. The supply to the liberalized market from other gas marketers totaled 46,698 GWh, an 8.2% increase, and essentially applied to the supply of gas under medium and long-term contracts.

The supply of gas abroad grew by 2.5%, despite strong momentum recorded by gas commercialization in Europe (+58.3%). Such data was due to the absence of spot sales transactions in 2005, since gas cannot be allocated to this market in the winter due to Spanish market needs.

With respect to GAS NATURAL’s multiproduct activity, close to 128,000 gas maintenance contracts were added in 2005, so that contracts in effect at December 31 exceeded 1,282,000. Service and product agreements in addition to the sale of gas, including financial services and electricity sales, totaled more than 2,249,000, an increase of 30.2% over contracts in effect at December 31, 2004, which puts the ratio of contracts per customer in Spain at 1.47, in line with the strategic goal of achieving two contracts per customer in 2008.

Similarly, GAS NATURAL’s business activity permitted an increase of 35,300 in the number of homes heated by gas and sales of appliances grew by 56,000, which include more than 13,400 air conditioning systems.

Barcelona, March 1, 2006

Principal physical volumes

4th qtr 2005	th qtr 2004%			2005	2004	%

112,967	106,950	5.6	Gas distribution (GWh):	422,912	385,655	9.7

68,728	65,443	5.0	Spain:	254,774	228,954	11.3
14,287	13,724	4.1	Gas sales at rate	51,121	51,449	-0.6
54,441	51,719	5.3	ATR	203,653	177,505	14.7

43,436	40,854	6.3	Latin America:	165,408	155,346	6.5
25,673	22,422	14.5	Gas sales at rate	99,891	92,097	8.5
17,763	18,432	-3.6	ATR	65,517	63,249	3.6

803	653	23.0	Italy:	2,730	1,355	—
785	658	19.3	Gas sales at rate	2,652	1,315	—
18	-5	—	ATR	78	40	95.0

93,998	79,995	17.5	Gas supply (GWh):	317,555	288,055	10.2
77,961	66,188	17.8	Spain	271,880	243,510	11.7
16,037	13,807	16.2	International	45,675	44,545	2.5

36,838	32,836	12.2	Gas transportation – EMPL (GWh)	145,923	115,637	26.2

1,427	1,422	0.3	Gas distribution network (Km):	100,150	95,155	5.2
465	917	-49.3	Spain	39,611	37,534	5.5
895	447	—	Latin America	56,763	54,120	4.9
67	58	15.5	Italy	3,776	3,501	7.9

181	165	9.7	Increase in gas distribution supply customers, in thousands:	615	619	-0.8
100	91	9.9	Spain	325	326	-0.3
68	69	-1.4	Latin America	253	280	-9.6
14	5	—	Italy	37	13	—

—	—	—	Gas distribution customers, in thousands (at 12/31):	10,179	9,565	6.4
—	—	—	Spain	5,134	4,808	6.8
—	—	—	Latin America	4,757	4,505	5.6
—	—	—	Italy	288	252	14.3

—	—	—	Contracts by customer in Spain (at 12/31)	1,47	1,37	7.3

2,615	2,014	29.8	Electrical power produced (GWh):	10,466	7,272	43.9
2,192	1,642	33.5	Spain	8,904	5,802	53.5
423	372	13.7	Puerto Rico	1,562	1,470	6.3

1,200	53	—	Electricity generation capacity (MW):	3,373	1,145	—
1,200	53	—	Spain	3,102	874	—
—	—	—	Puerto Rico	271	271	—

—	—	—	Employees (a 31/12)	6,717	6,697	0.3

Consolidated income statement

(unaudited figures)

(in millions of € )	2005	2004
Net business volume	8,526.6	6,266.2
Other income	107.8	87.5
Supply (Aprovisionamientos)	-6,150.2	-4,233.9
Personnel expenditures, net	-251.5	-205.1
Other expenditures	-713.9	-579.4
EBITDA	1,518.8	1,335.3

Amortization allowance	-519.3	-437.4
Allowance for contingencies	-30.9	-36.3
OPERATING PROFITS	968.6	861.6

Financial results, net	-221.2	-153.6
Net result wear and tear of assets	0.0	-5.5
Associates profit-sharing	34.4	61.2
Gain from sale of non-current assets	286.4	162.3
PRE-TAX PROFITS	1,068.2	926.0

Corporations tax	-241.3	-231.0
Minority interests	-77.7	-53.0
PROFIT ATTRIBUTABLE TO THE GROUP	749.2	642.0

Consolidated Balance Sheet

(unaudited figures)

(in millions of €)	12/31/05	12/31/04

Non-Current Assets	10,467.9	8,610.8
Tangible fixed assets	7,550.9	6,520.6
Good will	456.2	334.2
Other intangible assets	1,353.6	953.7
Investments accounted for by participation method	31.8	297.4
Other non-current assets	1,075.4	504.9

Current Assets	3,244.1	2,385.9
Inventory	455.6	263.7
Borrowers and other accounts receivable	2,460.9	1,850.1
Other current assets	126.8	65.7
Cash and equivalent ready assets	200.8	206.4

TOTAL ASSETS	13,712.0	10,996.7

(unaudited figures)

(in millions of €)	12/31/05	12/31/04

Total Net Worth-	5,765.7	4,790.7
Net worth attributable to principal company	5,410.9	4,571.2
Minority interests	354.8	219.5

Non-Current Liabilities -	5,019.0	3,603.5
Non-current financial debt	3,303.7	2,152.5
Contingencies	365.3	288.0
Other non-current liabilities	1,350.0	1,163.0

Current Liabilities-	2,927.3	2,602.5
Current financial debt	512.4	703.5
Suppliers and other current liabilities	2,414.9	1,899.0

TOTAL LIABILITIES	13,712.0	10,996.7